Filer: Cooper Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) under the Securities Exchange Act of 1934

Subject Company: Cooper Industries, Inc.

Commission File No.: 1-1175

Registration Statement No.: 333-62740

COOPER

# 2002 Outlook

March, 2002

Material in this presentation may include forward looking statements under the Private Securities Litigation Act of 1995. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, such as the level of market demand, competitive pressures and future economic conditions, the net effects of Cooper's cost reduction programs, the impact of the Federal-Mogul bankruptcy, and shareholder approval of the plan to reincorporate in Bermuda and the ability to realize the expected benefits thereby. A discussion of these factors may be found in the Company's annual report on Form 10-K and other recent SEC filings.

The following includes a discussion of the company's plans to reincorporate in Bermuda. This discussion does not constitute an offer of any securities for sale, or an offer or an invitation to purchase any securities. An amended registration statement and the proposed proxy statement/prospectus relating to the Company's plans to reincorporate in Bermuda will be filed with the Securities and Exchange Commission. As soon as the amended registration statement and the related proxy statement/prospectus are finalized, investors should read these documents before making a decision concerning the transaction.

# Agenda

- 2001 Results / Operating Activities
- 2002 Outlook / Operating Plan
- Long-Term Competitive Position

# 2001 Results / Operating Activities

- A Difficult Operating Environment
  - Depressed markets throughout the year
- Danaher indication of interest
- Federal-Mogul bankruptcy

# 2001 Results Summary

| ($millions) | 2001 Actual | 2000 Actual |
|---|---|---|
| **Revenues** | $ 4,209.5 | $ 4,459.9 |
| **Earnings Before Tax*** | 390.5 | 549.9 |
| Return on Revenues | 9.3% | 12.3% |
| **Income From Operations*** | 255.8 | 357.4 |
| **Earnings per Share** | 2.69 | 3.80 |
| **Free Cash Flow** | 314.0 | 344.1 |

* Before nonrecurring charges

COOPER

# Debt to Total Capitalization



60%
50%
40%
30%
20%
54.5
50.3
36.3
36.5
38.4
44.4
39.1
1995
1996
1997
1998
1999
2000
2001

COOPER

# Strategic Review

- Unsolicited proposal from Danaher
- Open, cooperative process complicated by difficult operating environment
  - Significant economic downturn
  - September 11, 2001
  - Federal-Mogul bankruptcy
- No definitive offers to buy all or parts of the business
- Decision to pursue reincorporation in Bermuda

COOPER

# Federal-Mogul Bankruptcy

# Federal-Mogul Bankruptcy

- Federal-Mogul filed Chapter 11 bankruptcy on October 1, 2001
- Federal-Mogul has not decided whether to accept or reject the 1998 Purchase and Sale Agreement, including the indemnity obligations of each party
- If contract is rejected, Cooper would be released from other ongoing indemnity obligations. If contract is not rejected, Cooper has no Abex-related asbestos liabilities

# Federal-Mogul Bankruptcy

- Federal-Mogul will most likely establish a trust for the benefit of asbestos claimants as provided in the Bankruptcy Code
- Cooper as guarantor of certain Abex asbestos claims would be able to participate in the funding of the trust and obtain the benefit of a permanent injunction against future claims

# Federal-Mogul Bankruptcy
## Observations

| September '98 - December '01 | |
|---|---|
| Claims Filed | 75,142 |
| Claims Settled | 16,974 |
| Claims Balance | 58,178 |
| Indemnity Payments | $15.4 million |
| Legal Fees | $25.5 million |

**Estimated Annual Cost (after insurance) $4.0 million ±**

# Federal-Mogul Bankruptcy
## Cooper's Perspective

- Cooper has experience handling asbestos claims
- Cooper has access to significant insurance coverage
- Cooper has established adequate reserves and has very strong cash flow

**A serious but manageable situation**

# 2001 Summary

A Difficult Operating Environment
but . . .

## Cooper Performed Well

- Cost Control
- Strategic Sourcing / Low Cost Manufacturing
- Cooper Connection Distributor Program

# 2002 Outlook / Operating Plan

# 2002 Outlook / Operating Plan

- Markets will remain depressed at least through mid-year and improve gradually thereafter
- Operating focus will remain on gaining market share, controlling costs and maximizing cash flow

# 2002 Outlook / Operating Plan

# Current Market Conditions

# Total Construction Put in Place


($billion)
$900
$880
$860
$840
$820
$800
$780
$760
$740
December 99
December 00
December 01

*Source: U.S. Census Bureau*

COOPER

# Industrial Production
## Month-to-month change



1.0%
0.5%
0.0%
-0.5%
-1.0%
-1.5%
2000
2001

*Source: Labor Department*

COOPER

# Electronic Shipments



($billion)
($billion)
Communications Equipment
Electronic Components
Communications Equipment
Electronic Components
$30
$25
$20
$15
$10
$50
$45
$40
$35
$30
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2000
2000

*Source: Census Bureau*

COOPER

# Employment



Manufacturing Employment
Unemployment Rate
19,500
19,000
18,500
18,000
17,500
17,000
16,500
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02

*Source: Labor Department*

COOPER

# 2002 Outlook / Operating Plan

## Near-term Performance Drivers

- Cost Control

# Employment



25,000
20,000
15,000
10,000
5,000
0
24,443
(13)%
21,171
9,869
(7)%
9,152
2000
2001
Hourly
Salaried

COOPER

# SG&A Expense
## Percent of Revenues


18.0%
16.0%
14.0%
12.0%
10.0%
17.5%
(15)%
16.3%
1Q'01
4Q'01

COOPER

# 2002 Outlook / Operating Plan
## Near-term Performance Drivers

- Cost Control
- Strategic Sourcing / Low Cost Manufacturing

# Strategic Sourcing

- Major cultural change across Cooper
- Established infrastructure in 2000 and met first year savings objective
  - Net pre-tax savings of $5 million
- Already at year-end 2002 run-rate savings of $50 million

# Strategic Sourcing
## Growing Momentum


($millions)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2002e
2001

# Strategic Sourcing
## Additional Benefits

- Establishing China Design Center
- Foundation for Cooper's overall E-business program established

# Low Cost Manufacturing
## Hourly Employment in Low Cost Centers


100%
75%
50%
25%
0%
38%
44%
50%
Current
Available
In Process
Low Cost
Traditional

COOPER

# 2002 Outlook / Operating Plan
## Near-term Performance Drivers

- Cost Control
- Strategic Sourcing / Low Cost Manufacturing
- Cooper Connection Distributor Program

COOPER

*Connection*

**The Power**
**Behind the Brands**

# Cooper Growth Platforms

Sales Leverage

| | | |
|---|---|---|
| Hazardous Duty Electrical Equipment | Circuit Protection | Lighting |
| COOPER Crouse-Hinds | COOPER Bussmann | COOPER Lighting |
| Power Systems | General Duty Electrical Equipment | Wiring Devices |
| COOPER Power Systems | COOPER B-Line | COOPER Wiring Devices |
| Electrical Products - Europe | Tools | |
| COOPER Menvier | COOPER Tools | |

# Channel Consolidation



100%
80%
60%
40%
20%
0%
20%
80%
25%
75%
37%
63%
1997
2000
Cooper 2000
National Groups
Independents

COOPER

# North American Served Market

Total Market - $14.3B
Cooper Share - 15%


$1.8B
$1.2B
$1.7B
$8.0B
$1.6B
100%
80%
60%
40%
20%
0%
Cooper
B-Line
Buss
Crouse
Lighting
CWD

1% Share Increase = $143 Million

*Note:* Excludes Buss and B-Line Telecom/Datacom.

# Like Product Line Analysis



($billions)
Revenues
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
Ferraz
Appleton/EGS
Littelfuse
LCA
Hubbell
Genlyte Thomas
Leviton
T&B
Lithonia
Cooper

COOPER

# Cooper Operations Structure



Ralph E. Jackson
Chief Operating Officer
Kirk S. Hachigian
Executive Vice President, Operations
Cooper Connection
COOPER Menvier
COOPER Power Systems
COOPER Tools
COOPER B-Line
COOPER Bussmann
COOPER Lighting
COOPER Crouse-Hinds
COOPER Wiring Devices

COOPER

# Cooper Connection
## Sales & Marketing Overview

Corporate VP of Marketing
Houston

Cooper Canada
Toronto



Western Region
Los Angeles

Northern Region
Highland, IL

Southern Region
Houston

National/Global Accounts
Houston

Five Regional VP's cover 55% of Cooper ED sales

COOPER

# Cooper Connection
## 2001 Results



2000
2001
3.4%
2.3%
13.4%
29.2%
20.1%
3.6%
Lighting
Crouse-Hinds
Wiring Devices
Bussmann
B-Line
Total

# Cooper Connection

## Summary

- Access to electrical industry's **best brands**
- Simplified **incentive program** and payment terms
- Opportunity for rapid **vendor consolidation** to drive electrical distributor's efficiencies
- High level relationship **single point of contact** for targeted growth

**1% Share Increase = $143 Million**

# 2002 Outlook

- Employment Levels
- Expense Controls
- Major Cost Improvement Projects / Critical Growth Initiatives
- Cash Flow

**Cooper has taken decisive actions to minimize the financial impact of weak general economic conditions**

# 2002 Outlook

| | Revenues | Operating Income | ROS % |
|---|---|---|---|
| Electrical Products | + / - | + / - | 14.0% +/- |
| Tools & Hardware | - | (20)% | 8.5%+/- |

**Earnings Per Share: $3.00+**

# Debt to Total Capitalization



75%
60%
45%
30%
15%
54.5
50.3
36.3
36.5
38.4
44.4
39.1
1995
1996
1997
1998
1999
2000
2001
2002e

COOPER

# Offshore Company Reincorporation

# Why Reincorporate As An Offshore Company?

- Strengthen competitive position in global marketplace
- Facilitate implementation of Cooper's business strategy
- Significant improvement in earnings and cash flow

# Business Strategy

- Maximize existing business growth and cash flow
- Use cash flow to invest for further earnings growth
  - Develop / acquire electrical / electronic businesses
- Debt reduction and stock repurchase

# Financial Impact Of Proposal

- Increase EPS approximately $.58 with growth thereafter
- Increase cash flow approximately $55 million annually

# Summary

- Stronger focused company
- Acquisitions and global expansion are keys to accelerated growth
- Reincorporation will significantly increase Cooper's cash generation and growth prospects
- Reincorporation will allow Cooper to expand and compete in global marketplace with U.S. and non-U.S. competitors with lower tax rates

# Long-Term Competitive Position

# Objective

To be a leading presence in worldwide electrical, electronic and tools markets

- Leading Business Platforms
- Expanding Growth Opportunities

# Evolving Industry Environment

**Consolidation**

- Manufacturing
- Channels to Market
- Standards

**Strategic Response**

- Global Market Position
- Breath of Line
- Product Differentiation
- Enterprise leverage
- Cost Advantage

# North American Electrical Industry - Cooper Participation



Wiring Devices
Support Systems
Protection
Fittings & Enclosures
Transmission & Distribution
Lighting Fixtures
54%
– Conduit
– Lamps
– Motor Control
– Panelboards & Switchgear
– Wire & Cable
– Other

**Estimated Total Market @ $80+ Billion**
**Estimated Cooper Served Market @ 45%+**

# North American Electrical Industry - Targeted Markets


Support Systems
Control
Wiring Devices
Tools & Equipment
Protection
Panelboards & Switchgear
Fittings & Enclosures
Connectors
Transmission & Distribution
Lighting Fixtures
Non-targeted Segments

**Estimated Targeted Market @ 70%+**

# Premier Brand Names

**Cooper is uniquely positioned to leverage its established and recognized brands to further penetrate markets served.**



COOPER Lighting
COOPER B-Line
COOPER Wiring Devices
COOPER Bussmann
COOPER Crouse-Hinds
COOPER Menvier
COOPER Power Systems
COOPER
COOPER Tools
Apex ®
Lufkin ®
Campbell ®
Nicholson ®
Cleco ®
Quackenbush ®
Crescent ®
Weller ®
Dotco ®
Wiss ®
H.K. Porter ®
Xcelite ®

# Excellent Customer Relationships

ABB
BOEING
GraybaR
LOWE'S
Home Improvement Warehouse
MOTOROLA
REXEL
INTERNATIONAL PAPER
crescent electric supply company
GRAINGER
WESCO INTERNATIONAL, INC.
THE HOME DEPOT
ACE Hardware
Duke Power
AIRBUS
HAGEMEYER
Dow
BOMBARDIER
sonepar
LOCKHEED MARTIN
ComEd
GAP
DAIMLERCHRYSLER
ExxonMobil
CED

**Cooper's excellent customer relationships further enhance growth opportunities**

# Global Presence And Scale

| | Facilities | Locations |
|---|---|---|
| COOPER B-Line | 9 | USA, England |
| COOPER Bussmann | 15 | USA, England, Denmark, India, Mexico, China, Brazil, Costa Rica |
| COOPER Lighting | 18 | USA, China, Mexico |
| COOPER Crouse-Hinds | 15 | USA, Canada, England, Germany, India, Mexico, Spain, Australia |
| COOPER Wiring Devices | 8 | USA, Canada, Mexico |
| COOPER Menvier | 12 | England, France, Greece, Italy, Ireland, The Netherlands, China, Wales |
| COOPER Power Systems | 16 | USA, Brazil, China, Mexico |
| COOPER Tools | 27 | USA, Mexico, Germany, France, Hungary, Switzerland, Brazil, Colombia |

# Competitive Advantages

**Global Reach**

- Solid position across a variety of markets
- Supports sales and distribution leverage

**Product Breadth**

- Products serving nearly 50% of the electrical products markets
- Most comprehensive offerings of hand and power tools in the world
- Positioned as a critical supplier to all major market channels

**Premier Brands**

- Proprietary products
- Instant recognition of quality and innovation
- Enhances leverage from new product introduction

**Customer Relationships**

- Broad customer base
- Facilitates cross-selling and partnership opportunities

COOPER

**Core competitive advantages drive growth and cost-saving opportunities**

# Strong Free Cash Flow Generator



($millions)
$600
$500
$400
$300
$200
$100
213
196
247
344
314
12% growth
10% growth
1997
1998
1999
2000
2001
2002e
2006e

COOPER

# Investment Highlights

- Unparalleled Product Line Breadth and Brand Equity
- Strong Market Position Across Business Segments
- Broad Customer Relationships
- Expanding Global Presence and Scale
- Outstanding Cash Generation Capabilities

COOPER

# 2002 Outlook

March, 2002